Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: August 20, 2015

Ahold Q2 media call

2015/08/20

Dick Boer, Chief Executive Officer Ahold

Good morning everyone,

Clearly, we’ve had an eventful quarter. On June 24 we announced our intention to merge with Delhaize. We have kicked off the preparations for our new future together with great energy and enthusiasm. At this stage, I don’t have many more details to share with you but of course we will update you on our progress as we work toward the closing of the transaction by mid-2016.

So today, I would like to focus on our second-quarter results - and I am pleased to share with you that it was a strong quarter for Ahold. Our group sales came in at 8.7 billion euros, an increase of 3.1 percent at constant exchange rates. This was largely driven by our business in the Netherlands, where a strong performance by both Albert Heijn and our online businesses helped grow sales by 6.8 percent, while identical sales grew by 3.4 percent.

Breaking it down, Albert Heijn supermarkets continued their strong start to the year, with more transactions and higher volumes, resulting in market share growth. Customers clearly appreciate the assortment innovations and campaigns, for instance our new fruit and vegetable concepts, which emphasizes origin and seasonality of the produce. We’ve had another successful collection campaign for children, teaching them about animal species. Just last week, we announced the Allerhande Meal Box in the Netherlands.

The margin of the Netherlands excluding bol.com stood at 5 percent in line with last year. Including bol.com, it was 4.5 percent — which of course reflects our commitment to invest in our online platforms.

A few words now on our Dutch online performance, which reported an impressive combined consumer sales increase of more than 30 percent, on our way to achieving our target of 2.5 billion euros in online consumer sales by 2017.

At bol.com, our investments and new initiatives, such as improvements to the website and additional marketing investments, have resulted in a significant increase in customer traffic and number of orders. Albert Heijn online also reported a great sales increase – a clear confirmation of the relevance of our omni-channel strategy that we shared with you back in November.

We will continue to invest in this area. As you may have seen in the last months bol.com introduced Same Day Delivery through Albert Heijn stores and announced that they will open a new fulfillment center in the Netherlands.

Let’s turn to the U.S. now, where sales excluding gas rose 2.1 percent at constant exchange rates. Ahold USA is on track with implementing our program to improve the customer proposition, focusing on quality and value. As part of this program, we are fundamentally changing the look and feel of our produce departments. We have completed this in 92 stores in the second quarter, bringing the total to 167.

In the U.S., we have grown volume market share for the fourth quarter in a row. And our margin was resilient, improving to 3.9 percent as a result of our strong cost management via our Simplicity program.

Last but not least, a few words on the Czech Republic. Just as a reminder, last year in August we completed the takeover of SPAR there. During the second quarter we have been very busy rolling out our “Favorite” program in our Albert supermarkets and this store concept has a clear positive impact on sales. We plan to convert all Albert supermarkets to “Favorite” before the end of the third quarter.

Personally, I am also proud to see that across all of our businesses, we are making big steps in giving customers healthy choices. We are for instance making improvements in our Fresh offering, a core department in each store. We are broadening the assortment, and help customers to make informed choices. As healthy and conscious living is something that we see customers embracing around the globe, we are committed to bringing them a healthy assortment at a price they can afford.

Moving back to our Group results let me say again we are pleased with our performance in the second quarter. We reported a strong sales uplift, grew operating income and net income and delivered strong free cash flow.

Looking ahead, we are excited to continue innovating for our customers throughout our businesses, as we did in Q2, both online and in our stores.

We are on track to deliver a full-year performance in line with expectations.

And now Jeff and I would be happy to take your questions.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties and other factors that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and attract employees who are integral to the success of the business; maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; fluctuations in exchange rates or interest rates; increases or changes in competition; changes in Ahold’s liquidity needs; the actions of competitors and third parties business and IT continuity; collective bargaining; distinctiveness; competitive advantage and economic condition; information security; legislative and regulatory environment and litigation risks; product safety; pension plan funding; strategic projects; responsible retailing; insurance and unforeseen tax liabilities and other factors discussed in Ahold’s public filings and other disclosures.

Furthermore, this communication contains Ahold forward-looking statements as to continued focus on customer proposition and the implementation of Ahold’s program to provide better quality and value to its customers, outlook for the business, delivery of a full-year performance in line with expectations, acquisition by Stop & Shop New York Metro of A&P stores, investments in online business, higher pension costs, margin dilution by the SPAR acquisition in the Czech Republic, financial and operational performance, cost savings and cost control, the effect of improvements in accounting standards on the consolidated financial statements of Ahold and the return of former C1000 stores by Ahold to Jumbo.

The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws.